Howard H. Lamar III		150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200
PHONE:	(615) 742-6209
FAX:	(615) 742-2709
E-MAIL:	hlamar@bassberry.com

October 17, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Definitive Additional Materials

Filed October 3, 2013

File No. 1-25225

Dear Ms. Kim:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the Company’s responses to the oral comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you conveyed during a telephone conversation with members of our firm on October 16, 2013 concerning the Company’s Definitive Additional Materials filed with the Commission on October 3, 2013 (the “Definitive Additional Materials”).

For your convenience, we have set out the substance1 of the Staff’s oral comments below, followed by the Company’s responses.

[1]	The Staff’s oral comments are recounted based upon notes taken by Company counsel rather than a verbatim transcript of the Staff’s comments.

United States Securities and Exchange Commission

October 17, 2013

Oral Staff Comment 1: We refer to the statement on page 4 of the Additional Soliciting Materials regarding the Company’s concerns about “[Biglari’s] poor track record of corporate governance at Biglari Holdings and its affiliates…” Please provide additional information establishing the factual foundation for the Company’s concerns about Biglari’s corporate governance record.

RESPONSE: As noted in the Company’s response letter to the Staff dated October 10, 2013 (the “Prior Response”), the Company agrees in any future additional soliciting materials it will refrain from using the broad terminology of a “poor track record.” However, with respect to the Company’s ongoing concerns regarding what the Company believes is a “questionable track record on corporate governance” at Biglari Holdings and its affiliates, the Company has included additional information establishing the factual foundation for its concerns in an investor presentation filed with the Commission as Definitive Additional Materials on Schedule 14A on October 16, 2013. Specifically, we note, in particular, for the Staff’s reference slides 26, 27, 28, 29, 30, 31 and 43 of the presentation, which detail the Company’s bases for concern in this regard and which are attached as Exhibit A hereto.

Oral Staff Comment 2: We refer to the following third-party quotation by Glass Lewis on page 4 of the Additional Soliciting Materials: “[f]urther foundering Biglari’s most recent solicitation are a series of relatively uncompelling and, at times, specious arguments…” Please provide additional context from Glass Lewis’s 2012 report that forms the basis for the conclusion that Biglari’s arguments were “specious” and “not compelling.”

RESPONSE: With respect to the third-party quotation by Glass Lewis asserting that Biglari’s arguments were “specious” and “not compelling,” the Company believes pages 13 through 17 of the Glass Lewis report provided appropriate context for Glass Lewis’s conclusion, as quoted by the Company in the Additional Soliciting Materials. We note, in particular, for the Staff’s reference the following statements made by Glass Lewis in supporting its conclusion as set forth in the Glass Lewis report:

•	“Turning first to Biglari’s primary quantitative arguments, we see the Dissident effectively centers on a two-tier position: (i) Cracker Barrel’s operating income per store has declined significantly as a direct result of failed management strategies and poorly supported capital allocation; and (ii) the Company’s recently improved share price performance is primarily attributable to Biglari’s solicitation efforts and a correction in undervaluation by the market. The means to unlock additional, sustainable value, in the Dissident’s view, is to target an improved EBITDAR margin tied to the performance of the Company’s peers. Assuming no adverse change in Cracker Barrel’s trading multiples, Biglari expects this process would unlock up to $1.0 billion in additional shareholder value. Briefly setting aside the fact that Biglari fails to express a clear and cogent strategy to actually improve the Company’s margins or store-level operations, our own review indicates Cracker Barrel has already enjoyed some success in translating improved financial performance into superior shareholder returns and a more attractive valuation.”

United States Securities and Exchange Commission

October 17, 2013

•	“The Dissident also laments the disclosure surrounding Mr. Bradford as more than a mere ‘misunderstanding’, citing several press snippets regarding the Company’s subsequent explanation of the error. We find it curious, however, that the Dissident places such an emphasis on a failure to properly and timely disclose key information to shareholders as a critical reason to immediately replace Mr. Bradford, given that Biglari announced on September 25, 2012 that it would pay an $850,000 civil penalty to resolve a Federal Trade Commission complaint for completely failing to file appropriate Hart-Scott-Rodino documentation in connection with the Dissident’s rapid accrual of holdings in Cracker Barrel. In our view, this ‘inadvertent error’ appears, at the very least, highly similar in nature to the ‘misunderstanding’ surrounding Mr. Bradford, and, thus, would seem to preclude the eligibility of either Messrs. Biglari or Cooley, by the Dissident’s standard.”

•	“As a practical matter, unaffiliated shareholders generally must rely heavily upon the Company to provide adequate disclosure in order to fully evaluate the candidates nominated to represent their interests. When reviewing this disclosure in connection with the Company’s 2011 annual meeting, we ultimately concluded that Biglari’s performance and governance arguments were superior to the nascent operating plan submitted by a then conflict-laden board, and that independent shareholders would likely benefit from the fresh perspective and constructively dissenting views expressed by Mr. Biglari. Nevertheless, a year onward from that contest, we find these positions effectively switched. Afforded twelve additional months and new leadership following nearly wholesale change at the board and executive levels, Cracker Barrel appears to have dramatically improved its financial performance, while also taking concrete steps to remediate or eliminate several outstanding governance concerns. In response, we find the Dissident has resorted to decidedly less compelling quantitative arguments and abrasive commentary to support a vaguely-framed plan that, all other things equal, seems to work against a strategy that has objectively improved returns and transparency for Cracker Barrel shareholders. With the foregoing factors in mind, we see little reason for shareholders to now support the candidacy of Messrs. Biglari or Cooley, whose own high-level stewardship has failed to generate attractive returns for shareholders of Biglari, despite its relatively substantial interest in a rebounding Cracker Barrel.”

For the Staff’s convenience, the Company has attached as Exhibit B hereto the Glass Lewis report referenced above in its entirety.

*    *    *

United States Securities and Exchange Commission

October 17, 2013

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell of our firm at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III
Howard H. Lamar III, Esq.

cc:

Michael J. Zylstra

Vice President, Secretary and General Counsel

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz

Exhibit A

Factual Foundation for Staff Oral Comment 1

W
S

COARSE GROUND GRITS
Pancake
Coffee

Cracker Barrel
Old Country Store

V. Biglari’s Corporate Governance Record Continues to Concern Us

We Believe Biglari’s Corporate Governance Track Record Would
Not Be Right for This Board
Source: Public filings
Note:  Please see following pages for additional detail.
Sardar Biglari used Biglari Holdings' funds to obtain personal voting control of ~15% of Biglari Holdings shares
Biglari Holdings transferred ~3.8 million shares of CBRL stock to The Lion Fund (which is controlled by Sardar
Biglari) with a 5-year lock-up
— This restructuring transferred control over an asset that constituted ~58% of Biglari Holdings’ market cap from the public company to The Lion Fund controlled by Sardar Biglari
Biglari Holdings entered into a Trademark License Agreement with Sardar Biglari which requires the Company to pay Sardar Biglari 2.5% of revenues per year upon certain events such as Sardar Biglari’s termination from the Company or a Change of Control
Biglari has engaged in several other transactions which we believe are self-interested
1
2
— 2.5% of Biglari Holdings’ FY2012 revenues was ~$18 million
— This includes changing his compensation structure (potentially circumventing the compensation cap), repeatedly proposing a dual class structure at Biglari Holdings, and completing a rights offering that diluted non-participating shareholders, among others
(1)
Percentage represents value of ~4.0mm CBRL shares held in The Lion Fund II ($103.18 per share) divided by BH market capitalization of $711mm as of 30-Sep-2013.
(2)
See definition of revenue and additional detail on slide 29.

We Believe Biglari’s Corporate Governance Track Record Would
Not Be Right for This Board (Cont.)
Source:  Public filings
Note:  Diagram simplified for illustrative purposes. References to The Lion Fund denote The Lion Fund I, L.P.
(1)
Biglari Holdings Schedule 13D/A, filed 24-Sep-2013.
(2)
Biglari Holdings Form 10-K, filed 10-Dec-2012, page 18.
Sardar Biglari Used Biglari Holdings' Funds to Obtain Personal Voting Control of ~15% of Biglari Holdings Shares
General Partner
~1%
2010 Cash
Investment
Limited
Partnership
Interests
In 2010, Biglari Holdings invested ~$36mm in The
Lion Fund
2
and The Lion Fund acquired ~15% of
Biglari Holdings shares
The General Partner of The Lion Fund is Biglari
Capital Corp., which Sardar Biglari acquired in
July 2013
Sardar Biglari claims voting and investment power
over the BH shares
1
~15% of
BH
Shares
1
Biglari
Holdings
The Lion
Fund
Sardar
Biglari
1

In July and September 2013, Biglari Holdings undertook a series of complicated restructurings which included, among other things, Biglari
Holdings transferring ~3.8 million shares of CBRL stock to The Lion Fund with a 5-year lock-up
— Under the terms of the partnership agreement with The Lion Fund, CBRL shares contributed to The Lion Fund are subject to a five-
year lock-up period; any distribution upon BH’s withdrawal of funds will be paid out over two years
We Believe Biglari’s Corporate Governance Track Record Would
Not Be Right for This Board (Cont.)
(1)
Percentage represents value of ~4.0mm CBRL shares held in The Lion Fund II ($103.18 per share) divided by BH market capitalization of $711mm as of 30-Sep-2013.
(2) Per Biglari Holdings public filings; Revenues means all revenues received, on an accrual basis under GAAP, by Biglari Holdings, its subsidiaries and affiliates from the following: (1) all
Products and Services covered by the License Agreement bearing or associated with the names Biglari and Biglari Holdings at any time (whether prior to or after a Triggering Event). This category would include, without limitation, the use of Biglari or Biglari Holdings in the public name of a business providing any covered Product or Service; and (2) all covered Products,
Services and businesses that Biglari Holdings has specifically identified, prior to a Triggering Event, will bear, use or be associated with the name Biglari or Biglari Holdings. Brands.  On 14-
May-2013, Biglari Holdings, Steak n Shake, and Steak n Shake Enterprises entered into a Trademark Sublicense Agreement.  Accordingly, revenues received by Biglari Holdings, its subsidiaries and affiliates from Steak n Shake’s restaurants, products and brands would come within the definition of Revenues for purposes of the License Agreement.
(3)
Percentage represents net earnings attributable to Biglari Holdings divided by total net revenues for FY2012 as disclosed by Biglari Holdings.
Source: Public filings
Note:  References to The Lion Fund denote The Lion Fund II, L.P.
A “Triggering Event”, such as a change of control or certain conditions under which Sardar Biglari leaves BH, will entitle Sardar
Biglari to receive a royalty of 2.5% of revenues for at least five years; Biglari Holdings’ FY2012 Net Income margin was ~2.9%
This restructuring transferred voting and investment control over an asset that constituted ~58% of Biglari Holdings’ market cap from the public company to Sardar Biglari, who acquired the General Partner of The Lion Fund from Biglari Holdings
We Believe Biglari Has Engaged in Several Other Self-Interested Transactions – Increasing His Control
3
1
2
In January 2013, Biglari Holdings entered into a Trademark License Agreement with Sardar Biglari, in which Sardar Biglari granted to Biglari
Holdings an exclusive license to use the name “Biglari” with an expiration of twenty years

Prior to the July 2013 restructuring Sardar Biglari’s compensation was subject to a shareholder-approved cap
— In FY2012, Sardar Biglari received the maximum bonus payment possible, primarily driven by investment gains in CBRL
— At Biglari Holdings’ 2013 Annual Meeting, a non-binding advisory “say on pay” vote failed by a margin of ~46% against to ~33% for, with
~21% of shareholders abstaining
The July 2013 restructuring may serve to circumvent this incentive compensation cap
— As General Partner of The Lion Fund, Biglari Capital Corp. (owned by Sardar Biglari) will receive an incentive reallocation equal to 25% of the net profits allocated to the limited partners (including Biglari Holdings) in excess of their applicable hurdle rate – including investment gains on the CBRL shares transferred to The Lion Fund – without a compensation cap
We Believe Biglari’s Corporate Governance Track Record Would
Not Be Right for This Board (Cont.)
Source: Public filings
Note:  References to The Lion Fund denote The Lion Fund II, L.P.
(1)
(2)
We Believe Biglari Has Engaged in Several Other Self-Interested Transactions – Compensation
1
2
Biglari Holdings Schedule 14A, filed 27-Feb-2013, page 21.
Biglari Holdings Form 8-K, filed 3-Jul-2013.

In September 2012, Biglari Holdings agreed to pay an $850,000 civil penalty to resolve a Federal Trade Commission complaint for failing to comply with the Hart-Scott-Rodino Act in amassing its initial position in Cracker Barrel
Biglari Holdings has regularly proposed a dual class structure of high vote / low vote stock at Biglari Holdings
— Biglari Holdings delayed or adjourned a special meeting to authorize the dual class structure three times
— Ultimately, Biglari Holdings stated it had postponed a special meeting to implement a dual class structure and conducted a rights offering as an alternative; however, Biglari Holdings noted should it be unable to effectuate a dual class structure, Biglari Holdings expects to conduct additional rights offerings
Biglari Holdings announced the completion of a rights offering on September 16, 2013
— The Rights Offering, which was at a 36%-38% discount of to market
1
, required existing shareholders to participate in the offering in order to prevent dilution of their ownership stake
In July 2013, as part of the restructuring, Sardar Biglari acquired 100% of the stock of Biglari Capital Corp. for ~$1.7 million
2
, an asset that Biglari
Holdings previously purchased from Sardar Biglari in 2010 for ~$4.1 million
3
We Believe Biglari’s Corporate Governance Track Record Would
Not Be Right for This Board (Cont.)
(1)
Per Biglari Holdings prospectus filed on 22-Aug-2013; the subscription price per share represents a discount of approximately 36.8% from $419.07, the average of the closing prices of
BH common stock over the 31-trading day period ended 6-Aug-2013, the last trading day immediately prior to the announcement of this offering, and a discount of approximately 38.2%
from $428.47, the closing price of BH common stock on 6-Aug-2013.  Based on subscription price of $265.00 per whole share.
(2)
Biglari Holdings Form 8-K, filed 3-Jul-2013.
(3)
Biglari Holdings Form 10-K, filed 13-Dec-2010.
Source: Public filings
Other Corporate Governance Matters at Biglari Holdings

Source:  Public filings
Note:  Diagrams simplified for illustrative purposes.  References to SNS Operations denote BH wholly owned subsidiary Steak n Shake Operations.  Pre-Transaction section calculations use CBRL shares outstanding of 23,785,827 as of 28-May-2013 per CBRL Form 10-Q filed 3-Jun-2013 and BH shares outstanding of 1,433,783 per BH Form 10-Q filed 14-May-2013.  Today section uses CBRL shares outstanding of 23,885,495 per CBRL’s definitive proxy statement filed on 2-Oct-2013 and BH shares outstanding of 1,720,602 per BH Schedule 13D/A, filed 24-Sep-2013.
(1)  Reflects share ownership directly by Biglari Holdings and its wholly owned subsidiary Steak n Shake Operations.
Overview of 2013 Biglari Holdings Restructuring
Pre-Transaction Today
G.P.
L.P.
<1%
Wholly Owned Subsidiaries
~ 1% of CBRL
~ 14% of BH
~ 19% CBRL ~ 15% BH ~3% CBRL
100% ~1%
~ 17 % CBRL
Wholly Owned
Subsidiary
Sardar
Biglari
Sardar
Biglari
Biglari
Holdings
Biglari
Capital Corp.
Biglari
Holdings
The Lion
Fund, L.P.
Biglari  Capital
Corp.
BH / SNS
Operations¹
The Lion
Fund I, L.P.
The Lion
Fund II, L.P.
SNS
Operations

Exhibit B

Glass Lewis Report in Response to Staff Oral Comment 2

P R O X Y P A P E R

Cracker Barrel Old Country Store, Inc.
NASDAQ: CBRL
Industry:	Restaurants
Meeting Date:	November 15, 2012
Record Date:	September 21, 2012
Publish Date:	November 2, 2012
Lead Analysts:	Colin Ruegsegger, cruegsegger@glasslewis.com
Sam Gao, sgao@glasslewis.com

2012 CONTESTED MEETING

MANAGEMENT (WHITE) CARD

Proposal	Issue	Board	GL&Co.
1.00	Election of Directors	For	For
1.01	Elect Thomas Barr	For	For
1.02	Elect James Bradford	For	For
1.03	Elect Sandra Cochran	For	For
1.04	Elect Glenn Davenport	For	For
1.05	Elect Richard Dobkin	For	For
1.06	Elect Norman Johnson	For	For
1.07	Elect William McCarten	For	For
1.08	Elect Martha Mitchell	For	For
1.09	Elect Coleman Peterson	For	For
1.10	Elect Andrea Weiss	For	For
2.00	Adoption of Shareholder Rights Plan	For	Against
3.00	Advisory Vote on Executive Compensation	For	For
4.00	Ratification of Auditor	For	For

2012 CONTESTED MEETING

DISSIDENT (GOLD) CARD

Proposal	Issue	Board	GL&Co.
1.00	Election of Directors	Do Not Vote	Do Not Vote
1.01	Elect Sardar Biglari	Do Not Vote	Do Not Vote
1.02	Elect Philip L. Cooley	Do Not Vote	Do Not Vote
1.03	Elect Management Nominee Thomas Barr	Do Not Vote	Do Not Vote
1.04	Elect Management Nominee Sandra Cochran	Do Not Vote	Do Not Vote
1.05	Elect Management Nominee Glenn Davenport	Do Not Vote	Do Not Vote

Questions or comments about this report, GL policies, methodologies or data?

Contact your client service representative or go to www.glasslewis.com/issuer for information and contact directions.

1.06	Elect Management Nominee Norman Johnson	Do Not Vote	Do Not Vote
1.07	Elect Management Nominee William McCarten	Do Not Vote	Do Not Vote
1.08	Elect Management Nominee Martha Mitchell	Do Not Vote	Do Not Vote
1.09	Elect Management Nominee Coleman Peterson	Do Not Vote	Do Not Vote
1.10	Elect Management Nominee Andrea Weiss	Do Not Vote	Do Not Vote
2.00	Adoption of Shareholder Rights Plan	Do Not Vote	Do Not Vote
3.00	Advisory Vote on Executive Compensation	Do Not Vote	Do Not Vote
4.00	Ratification of Auditor	Do Not Vote	Do Not Vote

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	2	Glass, Lewis & Co., LLC

Company Profile

ADDRESS

305 Hartmann Drive,

LEBANON, TN 37088-0787

www.cbrlgroup.com

Phone: +1 (615) 4445533

Fax: +1 (615) 4439818

Employees: 70,000

COMPANY DESCRIPTION

Cracker Barrel Old Country Store, Inc. is principally engaged in the operation and development of the Cracker Barrel Old Country Store restaurant and retail concept (Cracker Barrel). As of September 21, 2010, it operated 595 full-service restaurants and gift shops in 41 states. The format of its stores consists of a trademarked rustic, old country-store design with a separate retail area offering a variety of decorative and functional items featuring rocking chairs, holiday and seasonal gifts and toys, apparel, cookware and foods, including candies and jellies. Store interiors are subdivided into a dining room consisting of approximately 27% of the total interior store space, and a retail shop consisting of approximately 23% of such space, with the balance primarily consisting of kitchen, storage and training areas. All stores have stone fireplaces. The Company opened six new stores during the fiscal year ended July 30, 2010 (fiscal 2010).

Source: FactSet

TOTAL SHAREHOLDER RETURNS

	1 Year	3 Year	5 Year
CBRL	64.1%	24.1%	13.1%
Russell 3000	14.1%	9.6%	-1.1%
Industry Peers	13.4%	23.6%	4.2%

*	Annualized shareholder returns. Peers are based on the Industry segmentation of the Global Industrial Classification System (GICS).

TOP 20 HOLDERS

Holder	% Owned
1. Biglari Capital Corp.	17.61%
2. BlackRock Fund Advisors	6.27%
3. The Vanguard Group, Inc.	5.29%
4. JPMorgan Investment Management, Inc.	4.49%
5. Fidelity Management & Research Co.	3.43%
6. Aster Investment Management Co., Inc.	2.56%
7. State Street Global Advisors	2.05%
8. Northern Trust Investments	1.99%
9. Lombardia Capital Partners LLC	1.81%
10. National Rural Electric Cooperative Association	1.62%
11. Dimensional Fund Advisors, Inc.	1.19%
12. Palisade Capital Management LLC	1.14%
13. Davenport & Co. LLC	1.02%
14. Two Sigma Investments LLC	0.99%
15. AXA Rosenberg Investment Management LLC	0.91%
16. Loomis, Sayles & Co. LP	0.91%
17. Columbia Management Investment Advisers LLC	0.87%
18. Russell Investment Management Co.	0.87%
19. Norges Bank Investment Management	0.77%
20. WOODHOUSE MICHAEL A	0.72%

INDEXED STOCK PRICE

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	3	Glass, Lewis & Co., LLC

Competitors / Peer Comparison1

	Cracker Barrel Old Country Store, Inc.		Ruby Tuesday, Inc.		The Cheesecake Factory Incorporated		DineEquity Inc
Ticker	CBRL		RT		CAKE		DIN
Closing Price (10/24/12)	$63.19		$7.01		$32.76		$56.41
Shares Outstanding (mm)	23.5		63.8		53.7		18.3
Market Capitalization (mm)	$1,483.3		$447.4		$1,764.2		$1,033.8
Enterprise Value (mm)	$1,856.3		$704.1		$1,716.0		$2,688.4
Revenue (LTM) (mm)	$2,580.2		$1,328.4		$1,822.0		$965.9
Growth Rate[2]
Revenue Growth Rate (5 Yrs)	1.6%		-1.6%		5.1%		28.9%
EPS Growth Rate (5 Yrs)	11.4%		0.0%		9.3%		4.8%
Profitability (LTM)
Return on Equity (ROE)	31.7%		-0.1%		0.0%		54.5%
Return on Assets (ROA)	7.6%		-0.1%		9.3%		3.6%
Dividend Rate	3.2%		0.0%		1.5%		0.0%
Stock Performance
1 Year Stock Performance	53.3%		-14.5%		15.6%		23.4%
3 Year Stock Performance	80.4%		-1.1%		72.4%		159.6%
5 Year Stock Performance	62.8%		-55.2%		45.3%		-8.1%
Annualized 1 Year Total Return (past 3 yrs)	24.1%		-0.4%		20.0%		37.4%
Valuation Multiples (LTM)
P/E Ratio	14.1	x	0.0	x	17.8	x	11.3	x
TEV/Revenue	0.7	x	0.5	x	0.9	x	2.8	x
TEV/EBIT	9.6	x	17.4	x	11.4	x	12.3	x
Margins Analysis (LTM)
Gross Profit Margin	67.9%		12.9%		70.9%		38.9%
Operating Income Margin	7.5%		3.0%		8.2%		22.7%
Net Income Margin	4.0%		-0.1%		5.8%		9.7%
Liquidity/Risk
Current Ratio	1.1	x	1.1	x	0.8	x	1.2	x
Debt-Equity Ratio	1.37	x	0.56	x	0.00	x	7.58	x
Auditor Data[3]
Year	2012		2012		2011		2011
Auditor	Deloitte & Touche		KPMG		Pricewaterhouse Coopers		Ernst & Young
Auditor Fees	$672,158		$865,700		$545,600		$1,296,000
Audit Related Fees	—		$104,600		—		—
Tax + All Other Fees	$2,200		—		$14,300		$441,500

Source: FactSet Research Systems, Reuters, Thomson Financial, and Glass, Lewis & Co. LLC

1.	Peers shown on this page do not necessarily represent peers used in our pay-for-performance analysis.
2.	Growth rates are calculated based on linear least square fitting method.
3.	Auditor data as disclosed by the Company and its peers in their most recent proxy filings.

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	4	Glass, Lewis & Co., LLC

Pay-For-Performance

Cracker Barrel Old Country Store’s executive compensation received a D grade in our proprietary pay-for-performance model. The Company paid more compensation to its named executive officers than the median compensation for a group of companies selected using Equilar’s market based peer algorithm. The CEO was paid more than the median CEO compensation of these peer companies. Overall, the Company paid more than its peers and performed moderately better than its peers. (Note: The calculated CEO compensation includes portions paid to multiple individuals who served as CEO during the most recent fiscal year.)

FY 2012 Compensation Committee Grade

A	B	C	D	F

‡

Company Compared with Median

Historical Compensation Grade

Fiscal Year	2008	2009	2010
Grade	D	C	C

CEO Compared with Median

Shareholder Wealth and Business Performance

Note: Compensation analysis for the period ending 8/3/2012. Performance measures are based on the weighted average of annualized 1, 2, and 3 year data. Compensation figures are weighted average 3 year data calculated by Glass Lewis based on information disclosed by the Company and its peers in their proxy filings.

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	5	Glass, Lewis & Co., LLC

Company Peer Group

P4P peers by Equilar	Company disclosed peers
Biglari Holdings †	AnnTaylor Stores ††
BJs Restaurants †	Big Lots ††
Brinker International	Brinker International
Buffalo Wild Wings †	Cheesecake Factory
California Pizza Kitchen †	Chipotle Mexican Grill
CEC Entertainment †	Darden Restaurants
Cheesecake Factory	DineEquity
Chipotle Mexican Grill	Evans Bob Farms
Darden Restaurants	Jack in the Box
Denny’s †	P. F. Chang’s China Bistro
DineEquity	Panera Bread
Domino’s Pizza †	PetSmart ††
DUNKIN’ BRANDS GROUP †	RadioShack ††
Einstein Noah Restaurant Group †	Ruby Tuesday
Evans Bob Farms	Tractor Supply
Jack in the Box	Wendy’s
O’Charley’s †
P. F. Chang’s China Bistro
Panera Bread
Papa Johns International †
Red Robin Gourmet Burgers †
Ruby Tuesday
Ruths Chris Steak House †
Sonic †
Starbucks †
Texas Roadhouse †
Tim Hortons †
Tractor Supply
Wendy’s
Yum Brands †

†	Company featured in Equilar peer group, but not included in subject company peer group.
††	Company featured in subject company peer group, but not included in Equilar peer group.

Equilar updates the peers in January and July. Any peer company that ceases trading publicly after the update is not included in the Glass Lewis P4P analysis. For more information about Equilar peer groups, go to: www.equilar.com.

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	6	Glass, Lewis & Co., LLC

Voting Results from Last Contested Meeting (December 20, 2011)

Source: 8-K dated December 27, 2012

ELECTION OF DIRECTORS

No.	Proposal	Votes Withheld	GLC Rec
1	Elect James Bradford	12.55%	Do Not Vote
2	Elect Sandra Cochran	13.26%	Do Not Vote
3	Elect Robert Dale	13.99%	Do Not Vote
4	Elect Richard Dobkin	12.89%	Do Not Vote
5	Elect Charles Jones, Jr.	1.90%	Do Not Vote
6	Elect B.F. Lowery	19.35%	Do Not Vote
7	Elect William McCarten	12.52%	Do Not Vote
8	Elect Martha Mitchell	13.90%	Do Not Vote
9	Elect Coleman Peterson	12.60%	Do Not Vote
10	Elect Andrea Weiss	13.01%	Do Not Vote
11	Elect Michael Woodhouse	13.83%	Do Not Vote
1	Elect Sardar Biglari	0.89%	For

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	7	Glass, Lewis & Co., LLC

Voting Results from Last Annual Meeting (December 20, 2011)

Source: 8-K dated December 27, 2012 and Form NP-X

OTHER ITEMS

No.	For	Against	Abstain	Broker Non-Votes	1 Year	2 Years	3 Years	GLC Rec
2	Adoption of Shareholder Rights Plan
	5,312,103	13,585,495	54,507	N/A	N/A	N/A	N/A	Against
3	Advisory Vote on Executive Compensation
	12,831,173	5,828,137	292,795	N/A	N/A	N/A	N/A	Against
4	Frequency of Advisory Vote on Executive Compensation
	N/A	N/A	85,470	N/A	16,123,575	209,551	2,533,509	1 Year
5	Restructuring
	18,733,886	107,108	111,111	N/A	N/A	N/A	N/A	For
6	Ratification of Auditor
	18,662,175	229,702	60,228	N/A	N/A	N/A	N/A	For

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	8	Glass, Lewis & Co., LLC

Proposal 1.00: Election of Directors	FOR

BOARD OF DIRECTORS

Name	Up Age		GLC Classification	Company Classification	Committees				Term Start	Term End	Years on Board	Attended at least 75%
					Audit	Comp	Gov	Nom				of Meetings
Thomas H. Barr *	✓	44	Independent	Independent					2012	2012	0	N/A
James W. Bradford	✓	65	Independent [1]	Independent	✓		C	C	2011	2012	1	Yes
Sandra B. Cochran *	✓	54	Insider [2]	Not Independent					2011	2012	1	Yes
Glenn A. Davenport	✓	59	Independent	Independent					2012	2012	0	N/A
Richard J. Dobkin	✓	67	Independent	Independent	C	✓			2005	2012	7	Yes
Norman E. Johnson *	✓	64	Independent	Independent					2012	2012	0	N/A
William W. McCarten	✓	63	Independent	Independent	✓		✓	✓	2011	2012	1	Yes
Martha M. Mitchell	✓	72	Independent	Independent			✓	✓	1993	2012	19	Yes
Coleman H. Peterson	✓	64	Independent	Independent		C			2011	2012	1	Yes
Andrea M. Weiss	✓	57	Independent	Independent		✓			2003	2012	9	Yes
% Independent			90%		100%	100%	100%	100%

C = Chair, * = Public Company Executive, = Withhold or Against Recommendation

1.	Chairman.
2.	President and CEO.

Additional Public Company Directorships

Andrea M. Weiss: (1) Chico’s FAS, Inc.

Coleman H. Peterson: (2) Build-A-Bear Workshop, Inc.; J.B. Hunt Transport Services, Inc.

Glenn A. Davenport: (1) Team Health Holdings, Inc.

James W. Bradford: (3) CLARCOR Inc.; Genesco Inc.; Granite Construction Incorporated

Norman E. Johnson: (2) CIRCOR International, Inc.; CLARCOR Inc.

William W. McCarten: (2) DiamondRock Hospitality Company; Marriott Vacations Worldwide Corp.

Summary

The annual meeting of Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”) involves a contested election of directors. The board has nominated ten candidates to serve a one-year term each. If elected, their terms would expire at the Company’s 2013 annual meeting of shareholders. The board is nominating its candidates on the WHITE proxy card.

Biglari Holdings Inc. (“Biglari” or the “Dissident”) has nominated Sardar Biglari and Philip Cooley in contest to management nominees James Bradford and Richard Dobkin. In addition, the Dissident will solicit votes in favor of all management nominees other than Messrs. Bradford and Dobkin. If elected, the Dissident’s nominees would serve a one-year term each, expiring at the Company’s 2013 annual meeting of shareholders. The Dissident is nominating such candidates in opposition to the board nominees on the GOLD proxy card.

As of September 21, 2012, the Dissident held approximately 17.3% of the Company’s outstanding common stock.

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	9	Glass, Lewis & Co., LLC

Background

In June 2011, Sardar Biglari, chairman and CEO of Biglari, informed Michael Woodhouse, then-chairman and CEO of Cracker Barrel, that Biglari had acquired a significant interest in Cracker Barrel and intended to be a long-term shareholder.

In July 2011, Mr. Woodhouse informed Biglari that Cracker Barrel was concerned about possible antitrust issues under the Clayton Act which were raised by Cracker Barrel’s outside counsel. The issues pertained to Mr. Biglari potentially serving as a Cracker Barrel director while also serving as the chairman and CEO of Steak n Shake. Biglari expressed its view that it was important to have board members with significant stock ownership to represent the interests of all shareholders. Mr. Biglari indicated that he and Dr. Philip Cooley, Biglari’s vice chairman, desired to serve on the Cracker Barrel board.

In August 2011, Mr. Woodhouse informed Mr. Biglari that the Cracker Barrel board had rejected his and Dr. Cooley’s candidacies. In an effort to avoid a proxy contest, Cracker Barrel said that the board would consider potential recommendations by Biglari of two mutually acceptable independent directors.

In September 2011, following a series of exchanges, Biglari conducted a contested solicitation to elect Mr. Biglari to serve on the Cracker Barrel board.

At the Company’s December 20, 2011 special meeting, Mr. Biglari failed to receive sufficient support to gain a seat on the continuing Cracker Barrel board.

On April 10, 2012, Cracker Barrell announced the adoption of a new shareholder rights plan with a 20% ownership trigger.

Between May 2012 and August 2012, Cracker Barrel announced that Messrs. Dale, Jones, Lowery and Woodhouse would not stand for re-election at the Company’s 2012 annual meeting of shareholders. Over the same period, the board named James Bradford to the role of non-executive chairman and announced the appointment Thomas Barr, Glenn Davenport and Norman Johnson.

On August 16, 2012, Messrs. Biglari and Cooley met with Mr. Bradford and William McCarten, another board member, at which time Messrs. Biglari and Cooley reemphasized their interest in joining the board as long-term shareholders.

On September 4, 2012, Cracker Barrel sent Biglari a letter requesting the presentation of potential candidates not affiliated with Biglari or any restaurant that competes with Cracker Barrel. The Dissident issued a press release on the same date rejecting the board’s offer as flawed and unreasonable, particularly with reference to Biglari’s significant open market purchases of Cracker Barrel stock.

On October 9, 2012, Biglari filed definitive solicitation materials in connection with Cracker Barrel’s 2012 annual meeting of shareholders.

Dissident Argument

The Dissident notes that it is the largest shareholder of the Company, with approximately 17.3% ownership, and, consistent with that ownership, seeks to maximize the long-term value of Cracker Barrel for the benefit of all shareholders. In arguing in favor of the election of its nominees, the Dissident notes, among other factors, the following:

•	The board has spent hundreds of millions of dollars based on flawed analysis of return on new store investment, which excluded general and administrative expenses, depreciation and taxes;

•	The board plans to spend an additional $155.0 million opening new stores based on a claimed return of 16.2%, while the Dissident’s “reality-based” analysis calculates an actual return of 3.7%;

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•	The board’s failed operating plan has resulted in a decline of $168,000 in operating income per store between 1998 and 2012, representing an operating income opportunity of $103.5 million;

•	Cracker Barrel is ranked 22 out of 24 in EBITDAR margin within the S&P 1500 Restaurant Index;

•	When considered relative to a peer group median, the Company’s EBITDAR margin gap represents a $90.0 million operating income opportunity;

•	Based on the Company’s current earnings multiple, closing the EBITDAR gap would result in the creation of over $1.0 billion in market value;

•	Cracker Barrel only significantly outperformed the S&P 1500 Restaurant Index following disclosure of Biglari’s ownership stake;

•	The Company’s one-year share price performance was driven by correction of undervaluation, and future share price performance must be predicated on business performance;

•	Since May 24, 2011, Biglari has invested approximately $216.2 million in open market purchases of Cracker Barrel common stock, while the board sold approximately $38.1 million;

•	The Cracker Barrel board already adopted a number of Biglari’s ideas, despite initially rejecting several as unappealing, unrealistic or inappropriate;

•	Biglari has an equity investment in Cracker Barrel that is comparable to its equity investment in Steak n Shake, and, thus, has no financial incentive to benefit one at the expense of the other;

•	Over 50% of restaurant companies have a director who is also an officer or director of another restaurant company;

•	Despite board assertions regarding historical board composition, the Company has had at least one board member that concurrently served as a director of the corporate parent of Chuck E. Cheese;

•	The board misclassifies Steak n Shake, misconstrues the nature of Biglari’s investment profile and misrepresents its settlement offer to the Dissident;

•	Only one current independent board member has adequate leadership, financial and industry experience, by the Dissident’s standards;

•	Sandra Cochran’s statement regarding Mr. Bradford’s prior experience as an NYSE company CEO is more than a misunderstanding, which, when taken together with his current obligations to other boards, supports the notion that he must be replaced; and

•	Richard Dobkin is a legacy member of a compensation committee responsible for several failed compensation policies, and is also head of an audit committee responsible for not disclosing relevant segment information.

The Dissident further notes that with only two board seats, Biglari will not control the board, and would, in fact, represent a minority position. Moreover, Tennessee law prohibits Biglari from acquiring control for five years, and the Dissident would have to purchase over 80% of all shares outstanding to achieve control under current Tennessee statutes.

Dissident Plan

Biglari believes its nominees bring the following attributes: (i) properly aligned financial incentives as a result of the Dissident’s 17.3% stake; (ii) relevant and deep industry experience; (iii) experience in engineering an operational turnaround; (iv) a history of generating shareholder value at Biglari; and (v) contribution of innovative, divergent views to board discussions. In addition to the prospective benefits associated with these attributes going forward, the Dissident states recent changes by the board would not have occurred without Biglari’s involvement, including the following:

•	Separation of the roles of chairman and CEO;

•	Appointment of a new independent chairman;

•	Pursuit of retail royalties through licensing;

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	11	Glass, Lewis & Co., LLC

•	Amendment to the Company’s credit agreement to allow for greater stock repurchases;

•	Increased transparency through the segregation of retail and restaurant data;

•	Raised bonus eligibility target; and

•	Return of cash to shareholders.

Prospectively, the Dissident believes Cracker Barrel must place a moratorium on new store expansion, improve restaurant operating level performance, expand through international franchising and licensing and execute a rigorous return analysis of capital allocation.

Board Response

In responding to certain concerns levied by the Dissident, the board notes, among other things, the following:

•	In the past year, the Company has delivered on its promises by improving same store sales and traffic trends, cutting costs and leveraging fixed costs to enhance profitability, reconfiguring the board with new members, filling key management positions and developing a long-term plan to maintain operating momentum;

•	Since announcement of strategic priorities on September 13, 2011, the Company has delivered outstanding (+68.4%) shareholder returns;

•	The Company’s share price has significantly outperformed Cracker Barrel’s peers, regardless of what benchmark date is used;

•	Shareholders have benefited from the Company’s performance and return of capital over the last year, with a total value gain of approximately $700.7 million;

•	Cracker Barrel’s value creation over the last year is the result of successful execution of stated strategic priorities, including a focus on menu, marketing and execution;

•	The Dissident lost by a significant margin in last year’s contest, and has yet to raise specific new ideas or suggestions to management or the board, despite having many opportunities to do so;

•	Sardar Biglari has a conflict of interest, a history of “creeping control” that is not in the best interest of shareholders and a questionable track record on corporate governance;

•	Mr. Biglari has refused the offer of two independent board seats for the second year, and refuses to consider any settlement offer unless he is personally appointed to the board;

•	The renewed board, which has seven new members in the last 18 months, is key to driving the Company’s improved performance;

•	Analysts continue to comment favorably on the strategy put forth by the incumbent board and new management;

•	The Dissident would be disruptive to current business momentum and has just agreed to pay a $850,000 civil penalty to resolve an FTC complaint for failing to comply with the Hart-Scott-Rodino act in amassing its initial position in Cracker Barrel;

•	Wall Street analysts share concerns regarding Mr. Biglari and his strategic intentions for the Company; and

•	Even including Biglari’s large stake in the Company, the Dissident has significantly underperformed Cracker Barrel over the last year.

In view of the foregoing factors, the board believes shareholders, who already rejected Biglari’s efforts a year ago, should elect the Company’s slate and allow management and the board to continue improving Cracker Barrel’s performance.

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	12	Glass, Lewis & Co., LLC

Board Plan

The board states that it has delivered on its six-point plan delivered to shareholders a year ago, which included: (i) crafting a new marketing message to reinforce authentic value; (ii) refining the Company’s menu and pricing to increase variety and everyday affordability; (iii) enhancing the restaurant operating platform to sustainably improve the guest experience; (iv) using innovative tactics to drive retail sales growth and deliver value and connection with the brand; (v) focusing on cost reduction to offest commodity pressures and other costs; and (vi) undertaking a balanced approach to capital allocation to enhance shareholder value. The board believes these efforts have resulted in clear and tangible benefits for the Company and its shareholders.

Going forward, management and the board intend to focus on operational excellence in existing units and profitable new restaurant growth, including through the following steps:

•	Continued focus on Cracker Barrel’s disclosed six-point business plan;

•	Focus on increasing average unit volume in existing stores;

•	Increase in retail sales with unique and nostalgic merchandise;

•	Drive increased profitability in existing locations;

•	Continued commitment to profitable new unit growth;

•	Allocate capital in a way to maximize value, including through new store growth of 2-3% per year;

•	Extend the power of the brand beyond the physical store; and

•	Long-term value creation through e-commerce and development of branded products platform.

The board believes effective execution of the foregoing strategic plan through 2015 will result in sales growth of 5%, operating income growth of 8-10%, earnings per share growth of 12-15% and total shareholder return of 15-18%.

Glass Lewis’ Analysis

As noted in prior contests, we believe incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding its strategic business decisions. As a rule, we are reticent to recommend the removal of incumbent directors, or in favor of Dissident nominees, unless one of the following two things has occurred: (i) there are serious problems at the company and the newly proposed nominees have a clear and realistic plan to solve these problems; or (ii) the current board has undertaken an action clearly contrary to the interests of shareholders (or failed to undertake an action clearly to the benefit of shareholders).

Here, we expect most, if not all, shareholders have some familiarity with Mr. Biglari, who led a similar effort to obtain minority board representation at Cracker Barrel’s 2011 annual meeting of shareholders. However, where we previously found space to support the Dissident’s candidacy based on a wide array of operating and governance issues, we now find a materially improved Company operating under the stewardship of a substantially reconstituted board and management team that has executed on a well-codified and publicly-disclosed business plan. Further foundering Biglari’s most recent solicitation are a series of relatively uncompelling and, at times, specious arguments, which collectively do little to support a forward operating plan that is decidedly light on detail, despite the Dissident’s industry experience. With these factors considered, we see limited reason for shareholders to further alter the current board and prospectively hinder Cracker Barrel’s recent progress.

Performance Considerations

Turning first to Biglari’s primary quantitative arguments, we see the Dissident effectively centers on a two-tier position: (i) Cracker Barrel’s operating income per store has declined significantly as a direct result of failed management strategies and poorly supported capital allocation; and (ii) the Company’s recently improved share price performance is primarily attributable to Biglari’s solicitation efforts and a

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	13	Glass, Lewis & Co., LLC

correction in undervaluation by the market. The means to unlock additional, sustainable value, in the Dissident’s view, is to target an improved EBITDAR margin tied to the performance of the Company’s peers. Assuming no adverse change in Cracker Barrel’s trading multiples, Biglari expects this process would unlock up to $1.0 billion in additional shareholder value.

Briefly setting aside the fact that Biglari fails to express a clear and cogent strategy to actually improve the Company’s margins or store-level operations, our own review indicates Cracker Barrel has already enjoyed some success in translating improved financial performance into superior shareholder returns and a more attractive valuation.

	One-Year	Three-Year	Five-Year	Seven-Year
LTM Revenue Growth Rate
CBRL	6.0%	2.9%	1.9%	2.4%
Peer Composite	4.1%	3.2%	4.4%	5.9%

LTM EBITDA Growth Rate
CBRL	11.3%	8.1%	2.8%	2.0%
Peer Composite	1.7%	3.8%	2.6%	4.6%

LTM EPS Growth Rate
CBRL	21.9%	15.0%	11.8%	11.5%
Peer Composite	19.4%	15.7%	9.4%	9.5%

While we find longer review periods continue to indicate Cracker Barrel’s historical growth rates have lagged the Peer Composite, a concern expressed in our prior review, we also see the Company has posted superior growth over the trailing twelve-month period ended August 3, 2012. In our view, this supports the notion that recent strategic changes, including those announced by new CEO Sandra Cochran on September 13, 2011, have led to decisively improved performance for Cracker Barrel, despite Biglari’s assertions to the contrary (Source: Capital IQ).

A substantially similar pattern is revealed when reviewing the Company’s trailing average EBITDA and earnings multiples. Specifically, a longer review horizon, generally encompassing periods of less favorable performance for Cracker Barrel, yields a significant disparity in the Company’s average multiples relative to those posted by the Peer Composite, as indicated below:

	One-Year		Three-Year		Five-Year		Seven-Year
Average Trailing EBITDA Multiple
CBRL	7.65	x	7.50	x	7.16	x	7.22	x
Peer Composite	7.84	x	7.61	x	7.36	x	7.82	x

Deviation from Average	-2.4%		-1.4%		-2.7%		-7.7%

Average Trailing Earnings Multiple
CBRL	15.27	x	13.78	x	12.28	x	13.37	x
Peer Composite	16.16	x	17.76	x	18.19	x	18.47	x

Deviation from Average	-5.5%		-22.4%		-32.5%		-27.6%

However, we again see a dramatically improved standing for Cracker Barrel over the most recent period, particularly with respect to the Company’s average earnings multiple. While the Dissident indicates this improvement is linked to a correction in Cracker Barrel’s previously undervalued shares, we expect such a correction reasonably represents a more favorable market perception of the Company by extension of the board’s ability to effectively execute on its strategic plan. Further, to the extent management and the board can continue to successfully pursue this plan, we see little cause to doubt the sustainability of the improved valuation (Source: Capital IQ).

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	14	Glass, Lewis & Co., LLC

With each of the foregoing factors considered, we turn to the dividend-adjusted share price performance of Cracker Barrel and the cap-weighted Peer Composite over a series of periods ended October 8, 2012, the final trading date before the Dissident filed definitive solicitation materials in connection with the Company’s 2012 annual meeting. In addition, consistent with the methodology employed in our review of Cracker Barrel’s 2011 annual meeting, we have included the performance of both the S&P 600 Restaurant Index and the S&P 1500 Restaurant Index. We note the following:

	One-Year	Three-Year	Five-Year	Seven-Year
CBRL	64.6%	95.4%	87.6%	132.3%
Peer Composite	26.6%	81.2%	35.6%	45.1%

Deviation from Peers	38.0%	14.2%	52.0%	87.2%

S&P 600 Restaurant Index	34.3%	62.6%	29.6%	41.3%

Deviation from Index	30.3%	32.8%	58.0%	91.0%

S&P 1500 Restaurant Index	13.1%	81.3%	61.0%	12.7%

Deviation from Index	51.5%	14.1%	26.6%	119.6%

Most notably, based on the noted period-end date, it appears the Company posted superior total shareholder returns versus the Peer Composite and both indices across each of the selected periods, a distinction we expect is owed, in no small part, to the efforts of the reconstituted board (Source: Capital IQ).

It is with this improved performance in mind that we question what additional strategic value electing the Dissident nominees could bring. Based on available documentation, it appears Mr. Biglari holds a starkly different view on the best means by which to drive sustainable improvement at Cracker Barrel, including the immediate cessation of any further expansion in the Company’s operating footprint. While we accept the Company’s future success will remain heavily contingent on the ability of management and the board to continue to successfully execute the six-point plan, we fail to see substantive cause to support the election of Dissident nominees who expressly intend to oppose a strategy that has generated superior performance and returns for the remainder of Cracker Barrel’s owners over the last year.

As a final consideration with respect to the potential contributions of Sardar Biglari, the chairman and CEO of the Dissident, and Phillip Cooley, the vice chairman of the Dissident, to board-level discussions regarding shareholder value, we believe it is worth noting the following with respect to the dividend-adjusted share price performance of Cracker Barrel and Biglari, in each case for the period ending October 8, 2012:

	One-Year	Three-Year	Five-Year	Seven-Year
CBRL	64.6%	95.4%	87.6%	132.3%
Biglari Holdings	17.4%	62.7%	22.3%	4.5%

In addition to an objectively clear inability to match Cracker Barrel’s returns across each review period, we find Biglari’s relatively modest performance over the last twelve months particularly noteworthy, given a 17.3% stake in the Company that represented just over half of Biglari’s entire market capitalization based on closing market prices as of October 31, 2012 (Source: Capital IQ). In our view, this casts further doubt on the ability of the current executives and board members of the Dissident, which acts primarily as a holding company for two other restaurant chains, to contribute positively to deliberations regarding value-maximizing strategies available to Cracker Barrel.

Qualitative Considerations

In reviewing the arguments submitted in connection with the Company’s 2011 annual meeting, we raised significant concern around board structure and corporate governance, including executive

Cracker Barrel Old Country Store, Inc. 2012 Contested Proxy	15	Glass, Lewis & Co., LLC

compensation issues, certain ongoing related-party transactions, a generally reactive approach to shareholder concern and the appointment of former CEO Michael Woodhouse to the role of executive chairman.

However, not entirely dissimilar to our prior doubts regarding the Company’s financial performance, we find the substantial bulk of these items have either been addressed or are in the process of being remedied, as discussed further below. In addition, we note the board has already been substantially reconstituted through the appointment of six new independent directors in the last 18 months, and, moreover, several board members with whom we have previously taken issue will not be standing for reelection at the 2012 annual meeting. When taken together with what we view as a well-disclosed business plan, we see little reason to disrupt the current board dynamic.

Bradford Appointment

The Company discloses that following the retirement of Mr. Woodhouse on November 7, 2012, it will appoint independent director James Bradford as chairman. We believe this is another action taken by the board to strengthen its independent oversight, in continuation of its decision prior to last year’s contested meeting to separate the positions of chairman and CEO. In our view, an independent chairman is better able to oversee the executives of the Company and set a pro-shareholder agenda without management, and consequently, without conflicts that an executive insider or affiliated director might face.

In addition, we note the Dissident has called considerable attention to errant statements surrounding Mr. Bradford’s prior service with AFG Industries, Inc., which was not, in fact, NYSE-listed at the time of his service as CEO. While we maintain that accuracy and clarity in the Company’s public filings is absolutely essential for independent shareholders to make well-informed voting decisions, we have significant reservations regarding the tack adopted by Mr. Biglari on this issue. In particular, in covering Mr. Bradford’s appointment at length in an October 25, 2012 investor deck, the Dissident resorts to a series of open-ended questions to imply Mr. Bradford is effectively unqualified, including the following:

•	Did Mr. Bradford read the six proxy statements filed with the SEC over the last year?

•	If Mr. Bradford is too busy to read the company correspondence to shareholders, what else is he not reading?

•	Is he simply too busy to be effective?

When viewed within the context of a contest that could afford Mr. Biglari significant board representation and the prospective ability to materially alter Cracker Barrel’s strategic direction, we find such suggestively negative phrasing, particularly in the absence of truly compelling evidence, both unnecessarily combative and puerile. Further, we fail to see how such an approach is likely to portend constructive board-level discussions in the event Messrs. Biglari or Cooley are elected.

The Dissident also laments the disclosure surrounding Mr. Bradford as more than a mere “misunderstanding”, citing several press snippets regarding the Company’s subsequent explanation of the error. We find it curious, however, that the Dissident places such an emphasis on a failure to properly and timely disclose key information to shareholders as a critical reason to immediately replace Mr. Bradford, given that Biglari announced on September 25, 2012 that it would pay an $850,000 civil penalty to resolve a Federal Trade Commission complaint for completely failing to file appropriate Hart-Scott-Rodino documentation in connection with the Dissident’s rapid accrual of holdings in Cracker Barrel. In our view, this “inadvertent error” appears, at the very least, highly similar in nature to the “misunderstanding” surrounding Mr. Bradford, and, thus, would seem to preclude the eligibility of either Messrs. Biglari or Cooley, by the Dissident’s standard.

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Compensation Concerns

We also note that at last year’s annual meeting, the Company’s non-binding advisory resolution on executive compensation received the support of less than 70% of the shares cast. Given the high level of dissatisfaction with the Company’s pay practices—and given that the Company’s pay-for-performance grade is a “D”—we would ordinarily recommend that shareholders vote against members of the compensation committee or use the non-binding advisory vote (Proposal 3) to express their concerns regarding the Company’s executive compensation.

However, as discussed further in Proposal 3, we believe that the Company has been responsive to the noted shareholder concerns and that certain aspects of its compensation program outweigh the negative factors that are emphasized in our pay-for-performance analysis. As such, we not only refrain from recommending to vote against any members of the compensation committee on this basis, but we also believe that shareholder support of the advisory vote on executive compensation is warranted at this time.

Related Party Transactions

In addition, in previous Proxy Papers, Glass Lewis has criticized the Company for certain transactions that it has maintained with certain directors. Specifically, director Lowery’s children are party to a leasing agreement with the Company, pursuant to which they received approximately $190,000 in fiscal year 2012. However, we note that Mr. Lowery is retiring from the board at this meeting. We also have previously raised concerns about the Company’s disclosure regarding its relationship with Charles Jones, another retiring director. It appears to us that the Company, in addition to the other positive steps taken during the past year discussed above, has taken appropriate action to remedy this area of concern. We are not aware of any other related-party transactions that should be noted by shareholders.

Conclusion

As a practical matter, unaffiliated shareholders generally must rely heavily upon the Company to provide adequate disclosure in order to fully evaluate the candidates nominated to represent their interests. When reviewing this disclosure in connection with the Company’s 2011 annual meeting, we ultimately concluded that Biglari’s performance and governance arguments were superior to the nascent operating plan submitted by a then conflict-laden board, and that independent shareholders would likely benefit from the fresh perspective and constructively dissenting views expressed by Mr. Biglari.

Nevertheless, a year onward from that contest, we find these positions effectively switched. Afforded twelve additional months and new leadership following nearly wholesale change at the board and executive levels, Cracker Barrel appears to have dramatically improved its financial performance, while also taking concrete steps to remediate or eliminate several outstanding governance concerns. In response, we find the Dissident has resorted to decidedly less compelling quantitative arguments and abrasive commentary to support a vaguely-framed plan that, all other things equal, seems to work against a strategy that has objectively improved returns and transparency for Cracker Barrel shareholders.

With the foregoing factors in mind, we see little reason for shareholders to now support the candidacy of Messrs. Biglari or Cooley, whose own high-level stewardship has failed to generate attractive returns for shareholders of Biglari, despite its relatively substantial interest in a rebounding Cracker Barrel.

Accordingly, we recommend shareholders vote FOR all nominees on management’s WHITE proxy card.

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Proposal 2.00: Adoption of Shareholder Rights Plan	AGAINST

This proposal seeks shareholder approval of a shareholder rights plan (the “Rights Plan”) originally adopted by the board on April 9, 2012. If this proposal is not approved by shareholders, the Rights Plan will automatically terminate following the Annual Meeting.

Background

On April 9, 2012, the board adopted the Rights Plan and declared a dividend distribution of preferred share purchase rights to shareholders of record on April 20, 2012. The Rights Plan has a triggering threshold of 20% of the outstanding common stock of the Company and was adopted by the board as an anti-takeover device, specifically in response to Biglari Holdings’ continued acquisition of the Company’s common stock on the open market. If approved by shareholders, the Rights would expire no later than April 9, 2015.

Board Rationale

The board states that the Rights Plan will protect shareholders from coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction that does not treat shareholders fairly or provide shareholders an equal opportunity to share in the premium paid on an acquisition of control. The board also believes that the Rights Plan is shareholder friendly, as it requires shareholder approval, has a three-year term and “would not deter a non-corecive cash offer for all shares” through its “qualifying offer” provision.

Glass Lewis’ Analysis

Glass Lewis believes that, in general, poison pills are not conducive to good corporate governance. Specifically, they can reduce management accountability by substantially limiting opportunities for corporate takeovers. Studies have shown that an increase in protection through anti-takeover statutes is associated with a decrease in management accountability (Marianne Bertrand and Sendhil Mullinathan, Is there Discretion in Wage Setting? A Test Using Takeover Legislation, Rand Journal of Economics (1999), page 535; Gerald T. Garvey and Gordon Hanka, Capital Structure and Corporate Control: The Effect of Antitakeover Statutes on Firm Leverage, Journal of Finance (1999), pages 519, 520). Other studies have found that companies with greater protection from takeovers are associated with poorer operating performance (Paul A. Gompers, Joy L. Ishii and Andrew Metrick, Corporate Governance and Equity Prices, NBER Working Paper No. 8449 (2001)).

While the board should be given wide latitude in directing the activities of the Company and charting the Company’s course, we believe that shareholders should have a say in a matter as important as a poison pill. This issue is different from other matters that are typically left to the board’s discretion because there is a greater likelihood of a divergence of views between managers and shareholders in this context (Bebchuk, 2002). Managers are often motivated to preserve their own jobs or to arrange for substantial payouts and, as a result, may not act in the best interests of shareholders when it comes to potential takeovers.

We are encouraged that the board has put the proposed poison pill to shareholder vote. Nevertheless, we do not believe the proposed poison pill is in the best interests of shareholders at this time.

Accordingly, we recommend that shareholders vote AGAINST this proposal.

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Proposal 3.00: Advisory Vote on Executive Compensation	FOR

GLASS LEWIS RATINGS

Structure	Disclosure	Pay for Performance Grades
Fair	Fair	C	C	D
		2010	2011	2012

VOTE RESULTS FROM LAST ANNUAL MEETING 1

SOP Approval Rate	Approved Frequency
67.7%	1 year

[1]	Glass Lewis defines the SOP approval rate as the number of FOR votes divided by the sum of FOR, AGAINST and ABSTAIN votes.

COMPENSATION PROGRAM FEATURES 1

Positive

•	LTIP performance-based

•	STIP performance-based

•	STI-LTI payout balance

•	No single-trigger CIC benefits

•	Anti-Hedging Policy

•	Clawback policy for NEOs

•	Executive stock ownership guidelines for NEOs

Negative

•	Disconnect between pay and performance

•	No relative metrics under LTIP

•	Insufficient disclosure with respect to LTIP performance goals

[1]	Both positive and negative compensation features are ranked according to Glass Lewis’ view of their importance or severity

SUMMARY COMPENSATION TABLE

Named Executive Officers	Base Salary	Bonus & NEIP	Equity Awards	Total Comp
Sandra B. Cochran President & Chief Executive Officer	$869,792	$1,051,144	$2,421,606	$4,426,234
Michael A. Woodhouse Executive Chairman	$788,447	$994,096	$1,513,448	$3,433,218
Douglas Barber Executive Vice President, Chief People Officer	$435,000	$367,988	$644,390	$1,496,379
Edward A. Greene Senior Vice President Strategic Initiatives	$364,619	$220,322	$311,583	$914,531
Lawrence E. Hyatt Senior Vice President, Chief Financial Officer	$475,000	$401,826	$703,624	$1,582,610
Nicholas V. Flanagan Senior Vice President, Operations	$314,792	$228,256	$1,155,544	$1,705,215

CEO to Avg NEO Pay:				2.42: 1

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PEER GROUP ANALYSIS

•	The Company benchmarks NEO compensation to a peer group consisting of 16 companies. Total NEO compensation is targeted at the 50th percentile of the peer group.

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EXECUTIVE COMPENSATION STRUCTURE – SYNOPSIS

Fixed

•	Ms. Cochran’s base salary increased by more than 20% during the past fiscal year in connection with her promotion to CEO.

Short-Term Incentives

Annual Bonus Plan

•	Awards granted during the past fiscal year: Cash

•	Target Payouts: Between 50% and 100% of base salary for each NEO

•	Maximum Payouts: Between 100% and 200% of base salary for each NEO

•	Actual Payouts: Between 60% and 126% of base salary for each NEO

•	Performance is measured over one year

Metrics

Adjusted operating income
Absolute

Weighting	100%

Threshold Performance	$158.3M

Target Performance	$186.3M

Maximum Performance	$214.2M

Actual Performance	$197.8M

Long-Term Incentives

2010 Omnibus Stock and Incentive Plan

•	Awards granted during the past fiscal year: Performance shares and Market Stock Units (MSUs)

•	Target Payouts: Between 3,812 and 36,009 performance shares and 2,541 to 24,005 MSUs for each NEO

•	Maximum Payouts: Between 7,624 and 72,018 performance shares and 3,812 to 36,007 MSUs for each NEO

•	Performance is measured over two to three years for performance shares and MSU awards, respectively.

Metrics for performance shares

Cumulative ROIC
Absolute

Weighting	100%

Threshold Performance	N/D

Target Performance	N/D

Maximum Performance	N/D

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Metrics for MSUs

TSR
Absolute

Weighting	100%

Threshold Performance	N/D

Target Performance	N/D

Maximum Performance	N/D

GLASS LEWIS’ ANALYSIS

This proposal seeks shareholder approval of a non-binding, advisory vote on the Company’s executive compensation. Glass Lewis believes firms should fully disclose and explain all aspects of their executives’ compensation in such a way that shareholders can comprehend and analyze the company’s policies and procedures. In completing our assessment, we consider, among other factors, the appropriateness of performance targets and metrics, how such goals and metrics are used to improve Company performance, the peer group against which the Company believes it is competing, whether incentive schemes encourage prudent risk management and the board’s adherence to market best practices. Furthermore, we also emphasize and evaluate the extent to which the Company links executive pay with performance.

Overall Structure	Fair

We note the following concern with the structure of the Company’s compensation programs:

Absolute Metrics. Awards granted under the LTI plan are solely determined by absolute performance measures. In Glass Lewis’ view, the predominant use of absolute metrics under long-term incentive plans is inappropriate, as they may reflect economic factors or industry-wide trends beyond the control of executives, rather than the executives’ own individual performance. As such, the Company should incorporate relative measures to determine awards granted under the LTI plan.

Overall Disclosure	Fair

We note the following concern with the Company’s disclosure with regard to its compensation policies and procedures:

Performance Goals Not Disclosed. The Company has failed to provide a clear description of threshold, target and maximum goals under the LTI plan. We believe clearly defined performance targets are essential for shareholders to fully understand and evaluate the Company’s procedures for quantifying performance into payouts for its executives.

Pay For Performance	2012: D

The Company has been deficient in linking executive pay to corporate performance, as indicated by the “D” grade received by the Company in Glass Lewis’ pay-for-performance model (see page 4). Shareholders should be concerned with this disconnect. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, shareholders should be concerned with the compensation committee’s failure in this area.

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Summary

At the last contested proxy meeting, the Company earned approximately 68% approval from votes cast by its shareholders with respect to its 2011 executive compensation program. In its proxy statement, the Company states in that it engaged with shareholders during the course of the past year in order to identify and mitigate any major concerns. After reviewing the results of the SOP vote, feedback from shareholders and proxy advisory services, management and recommendations from the Company’s strategic plans and its compensation consultant, the Company responded with the following changes:

•	Targeted total compensation for NEOs at the median of the peer group instead of the 60th percentile

•	“Clarified” the disclosure regarding performance targets

•	Revised stock ownership guidelines to set ownership as a percentage of base salary, as opposed to absolute values

•	Adopted an anti-heding policy

In addition to these changes, the Company has drastically improved its incentive plans. In our last Proxy Paper, we criticized the Company for adopting performance-based hurdle metrics for payouts under both the STI and LTI plan. For the past fiscal year, it appears both STI and LTI awards pay out based on a significantly more rigorous formula. Our main critique, however, is that the Company has failed to disclose any of its performance goals under the LTI plan. Although we highly commend the Company for these significant improvements, we believe shareholders would strongly benefit from increased disclosure regarding the LTI performance targets. As it stands, shareholders are unable to assess the difficulty of such goals and whether the targets are sufficiently linked to long-term performance.

As noted in our pay-for-performance analysis on page 4, executive compensation and corporate performance were not aligned at the Company during the past fiscal year. Despite this disconnect, however, we believe shareholders should vote for this proposal. The Company utilizes objective incentive plans that we believe are well structured to align pay with performance going forward. Furthermore, we believe the board and the compensation committee have adopted a range of best market practices that minimize risky behavior among executives. Nonetheless, we will continue to the monitor the Company’s executive compensation program closely going forward.

Accordingly, we recommend that shareholders vote FOR this proposal.

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Proposal 4.00: Ratification of Auditor	FOR

Cracker Barrel Old Country Store, Inc. Auditor Fees

The Company proposes that Deloitte & Touche serve as the Company’s independent auditor for 2013. Deloitte & Touche has served as the Company’s auditor for at least the last 40 years.

During the last fiscal year, the Company paid Deloitte & Touche audit fees of $672,158. All other fees totaled $2,200.

We believe the fees paid for non-audit related services are reasonable as a percentage of all fees paid to the auditor. The Company appears to disclose appropriate information about these services in its filings.

Accordingly, we recommend that shareholders vote FOR ratification of the appointment of Deloitte & Touche as the Company’s auditor for fiscal year 2013.

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Disclosure

Glass, Lewis & Co., LLC is not a registered investment advisor. As a result, the proxy research and vote recommendations included in this report should not be construed as investment advice or as any solicitation, offer, or recommendation to buy or sell any of the securities referred to herein. All information contained in this report is impersonal and is not tailored to the investment strategy of any specific person. Moreover, the content of this report is based on publicly available information and on sources believed to be accurate and reliable. However, no representations or warranties, expressed or implied, are made as to the accuracy, completeness, or usefulness of any such content. Glass Lewis is not responsible for any actions taken or not taken on the basis of this information.

This report may not be reproduced or distributed in any manner without the written permission of Glass Lewis.

For information on Glass Lewis’ policies and procedures regarding conflicts of interests, please visit: http://www.glasslewis.com/company/disclosure.php

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